October 25, 2018

Donald Field

Dietrich King

Division of Corporate Finance

Office of Healthcare & Insurance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TCR[2] Therapeutics Inc.
Amendment No. 1 to Draft Registration Statement on Form S- 1
Submitted October 10, 2018
CIK No. 0001750019

Dear Messrs. Field and King:

This letter is confidentially submitted on behalf of TCR2 Therapeutics Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Draft Registration Statement”) filed on October 10, 2018, as set forth in the Staff’s letter, dated October 23, 2018 (the “Comment Letter”), to Garry Menzel. In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting such revised Draft Registration Statement (the “Amended DRS”) together with this response letter. We are also sending, under separate confidential cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the revisions made to the Draft Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Amendment No. 1 to Draft Registration Statement on Form S-l, Prospectus Summary, page 1

1.

We note your response to comment 2 but remain concerned that you lack a sufficient basis to compare your product candidates to approved CAR-T therapies. Given your early stage of development and the lack of head-to-head clinical trials, these comparisons are inappropriate. Please revise the prospectus throughout to delete these comparisons.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures throughout the Amended DRS, including on pages 1-2, 4, 18, 78, 90-92, 94-95, 99-104,106-107, 110-115, to make more clear that the Company’s comparative discussion of CAR-T cells is based on pre-clinical studies involving CAR-T cells engineered by the Company for such studies and not direct head-to-head clinical studies using approved CAR-T therapies in human subjects. The Company supplementally advises the Staff that it is common practice amongst therapeutic companies and academic institutions to engineer CAR-T cells for the purposes of laboratory testing. Therefore, consistent with industry practice, in order to evaluate the Company’s TRuC-T cells in a preclinical setting, the Company engineered CAR-T cells for use in its preclinical studies.

2.	We note your response to comment 3 . Please delete the reference that your T cell therapies are “first-in-class.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 1, 5, 78, 90, 93-94, and 116 of the Amended DRS.

Management’s Discussion and Results of Operations, Results of Operations, Research and Development Expenses, page 82

3.	Your updated disclosure in the amendment does not appear to fully address comment 9. As previously requested, please provide the following:

•	Clarify that platform development relates to preclinical expenses;

•	Clarify whether TC-210 preclinical expenses only include the external outsourced development costs;

•	Separately present any material type of expenses included in “other expenses”; and

•

Explain in the last sentence of the paragraph under the table how the disclosure is consistent with your statement on page 4 indicating that TC-210 is your most advanced mono TRuC-T cell product candidate.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 81-82 of the Amended DRS. Specifically, the Company has disclosed its allocated facilities costs separately, and has clarified in its narrative disclosure that the remaining “other expenses” were primarily attributable to an increase in scientific advisory board fees and equipment maintenance contracts. Additionally, the Company respectfully advises the Staff that the expenses disclosed as “other expenses” are immaterial expenses that are in the ordinary course of business for pharmaceutical and biotechnology companies, such as maintenance contracts, shipping and materials costs, advisory board fees and meeting costs, which the Company believes do not require separate disclosure.

Preclinical Studies of TC-210, page 99

4.

Please revise the description of your pre-clinical study to clarify that the CAR-T cells used in the study are not completely identical to approved CAR-T cell therapies and clarify who engineered such cells. To the extent applicable, please revise the description of any other studies in similar manner.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 2, 18, 78, 90-91, 94-95, 99-104, 106, 110-115 of the Amended DRS.

Choice of Forum, page 172

5.

We note your response to comment 12, including your statement in your response letter that your amended and restated bylaws do not designate an exclusive forum for causes of action arising under the Exchange Act. However, the scope of your forum selection clause is unclear, in part because of the reference to “any derivative action or proceeding….” If your state court exclusive forum provision does not apply to actions arising under the Exchange Act, please state this clearly in your prospectus and in your amended and restated bylaws.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has modified its disclosures on pages 65 and 172 of the Amended DRS. The Company has also revised its amended and restated bylaws, which will be effective upon the closing of the offering, to clarify that its exclusive forum provisions do not apply to any complaints asserting a cause of action arising under the Exchange Act and state that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for state law claims for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a breach of fiduciary duty by one or more of its directors, officers or employees, (iii) any action asserting a claim against it arising pursuant to the Delaware General Corporation Law or (iv) any action asserting a claim against it that is governed by the internal affairs doctrine.

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (617) 570-1447, by facsimile transmission at (617) 321-4422 or by e-mail at wcollins@goodwinlaw.com.

Sincerely,

/s/ William D. Collins
William D. Collins

cc:	Garry E. Menzel, Ph.D. TCR[2] Therapeutics Inc.
Mitchell S. Bloom, Esq., Goodwin Procter LLP

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